Exhibit 99.1

Azure Power Wins 50 MW Solar Power Project under SECI Auction

New Delhi, December 23, 2016: Azure Power (NYSE: AZRE), a leading solar power producer in India, announced that it has won a 50 MW solar power project under the National Solar Mission (NSM) Phase II Batch III, which was recently put up for auction by Solar Energy Corporation of India (SECI). Azure Power secured 50 MW of the total 100 MW capacity auctioned and will supply power to SECI for 25 years. The project will be built in the Ananthapuramu Solar Park, which is being developed by the Solar Park Implementation Agency (SPIA), Andhra Pradesh Solar Power Corporation Limited (APSPCL).

The tariff on the project will be INR 4.43 per kWh (US$0.067) with an additional support of INR 12.7 million per MW (US$ 0.19 million) from the Government of India in terms of Viability Gap Funding (VGF). This makes the levelized tariff of this project significantly higher than the levelized tariff of the lowest bid, including VGF, under SECI auctions in NSM Phase II Batch III.

Inderpreet Wadhwa, Founder and Chief Executive Officer, Azure Power said, “Azure Power maintains a strong track record of winning projects under every phase of National Solar Mission policy. With this win, we have once again demonstrated our strong project development capabilities. We are delighted to make a contribution towards the realization of our Hon’ble Prime Minister’s commitment towards clean and green energy, through solar power generation.”

Azure Power has been among the most active participants in several solar power auctions since the launch of solar power market in India. With a portfolio of over 1,000 MW, the majority of the Company’s projects are with credit worthy customers backed by the sovereign Government of India.

About Azure Power

Azure Power (NYSE: AZRE) is a leader in the Indian solar industry and has developed, constructed and operated solar projects of varying sizes, from utility scale to rooftop, since its inception in 2008. Azure Power has a vast experience in delivering solar power projects, from the construction of India’s first private utility scale solar PV power plant in 2009, implementation of the first MW scale rooftop under the smart city initiative in 2013, to the largest solar plant (100 MW) under India’s National Solar Mission (NSM) policy in Jodhpur, Rajasthan. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

For more information, visit: www.azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9800

Marketing, Azure Power